FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2006

Commission File Number: 333-07654

ENDESA, S.A.
(Translation of Registrant's Name into English)

Ribera del Loira, 60
28042 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

June 8, 2006 Endesa's supply strategy in the current regulatory and market environment General Management for Spain and Portugal

# Pool prices trend and the tariff deficit

**A significant increase in pool prices has triggered a range of reactions in the players' commercial policies...**



Est. deficit 06*> €7,000mn
Deficit 05: €3,830mn
Deficit 02: €1,522mn
Spot price (€/MWh)
75
65
55
45
35
25
15
ene-00
ene-01
ene-02
ene-03
ene-04
ene-05
ene-06

**Pool prices (Daily spot market in €/MWh)**

| 2001 | 2002 | 2003 | 2004 | 2005 | 2006 |
|---|---|---|---|---|---|
| 30.13 | 37.40 | 28.96 | 27.94 | 53.68 | 61.42 |

- In mid-2005 some players began to abandon deregulated supply business :
  - contracts not renewed
  - Penalties for early cancellation.
- Endesa has maintained a selective supply strategy, targeting high value customers.
- 2006 early months highs, anticipated an unsustainable tariff gap (~€7.000M)

(*) Based on prices in Jan and Feb 2006

1

Regulatory uncertainty o Mid-2005 outlook: rising spot prices over medium-long term: o Increasing fuel prices and CO2 emission rights o Ongoing electricity demand growth in Spain oIn this scenario an average tariff increase of 26,5% would be necessary (and of up to 120% in certain segments). oAs Regulator would try to minimise total amount of deficit to be recognised, Endesa analysed the best electricity revenues strategy for maximising shareholders' return

Revenue management alternatives Endesa can operate in two highly differentiated selling options Sales to the pool Direct Sales to customers in the deregulated market Short term contracting (daily) Medium/long term contracting (1-3 years) Volatile and uncertain revenues Reasonable return guaranteed over the medium/long term for generation business Regulatory uncertainty:risk of very high tariff deficit Protection against regulatory risk Income subject to market volatility Fixed Price, market risk eliminated 33Generation Supply to customers Generation - exposed to pool Estimated return over generation costs Direct contracting to customers ST spot purchases in pool Potential to arbitrate along options Risk

44 Not all customers add the same value to a vertically integrated company The value of customers* to Endesa varies dramatically (*) excludes residential customers, large customers with sliding tariffs and G.4 customers Energy costs included in the regulated tariff (euro)/MWh Percentage of customers (consumption) 40 42 44 46 48 50 52 54 56 58 60 62 64 66 68 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% High value customers o In deregulated market, regulated tariff and cost to serve structures' are different oThere are high value customers profitable to supply at pool prices of 54 (euro)/MWh and above.

Vertical integration: Generation-supply o Vertical integration of generation-supply allows: o Reasonable and stable medium term return on generation investments o Reduced price volatility and regulatory risk oCustomer contracting decisions taken to: o ensure reasonable return on generation assets o balance of expected returns and associated risk. oEndesa's excellent and unique generation mix provides a significant competitive advantage Current selective customer contracting policy ensures revenues to generation business of 56-57 (euro)/MWh (including capacity payment)

Decision on commercial policy Endesa analyzed possible pool price scenarios and regulatory risk associated with the calculation basis for the deficit Most appropriate commercial supply policy for each scenario High Pool price scenario Average Low 0% 50% 100% Increase Maintain selectively Abandon Increase Maintain or increase selectively Reduce selectively Increase N/A* N/A* Deficit calculation method. (% revenues vs. the method used in 2005) (*) if pool prices are low no deficit is generated

Endesa's commercial policy o Endesa's selective commercial policy allows to improve its customer portfolio* profitability : o Renewing and capturing 6.392 GWh at an average price of 56,6 (euro)/MWh. o Returning to regulated tariff 3.138 GWh at an average price of 48 (euro)/MWh on average Annual GWh 7.748 3.138 4.610 1.719 6.329 Dec05 -May06 balance: -1,419GWh To be Not Renewed Captured to Total renewed Renewed competition (*) Figures for the period Dec05 -May06.

Regulatory framework o Pool prices hit record highs in Jan-Feb, 2006. oRDL(*) 3/2006 set a provisional price of 42,35 (euro)/MWh (including capacity payment) for netted pool sales and purchases made by generators and distributors of the same group. oRegulator will revise this price based on "objective and transparent electricity market prices". o Price increase should be higher than 14,14 (euro)/MWh to make direct selling to own distributor more attractive than sales contracted since 4Q05. (*) Royal Decree Law

Impact of regulatory changes on ENDESA Endesa's commercial policy based on diversifying risk, offsets the impact of RDL 3/2006. Portfolio New 2006 contracts** Generation revenues ((euro)/MWh) TWh 2006 92.4 51.2 41.2 2006 Total revenues 51,56 56,59 (guaranteed*) 2006 sales 42,35Total revenues (provisional) (***) Generation Supply to Generation customers exposed to pool In 2006, new customers' contracts remunerate generators 14,14 (euro)/MWh more than sales to the pool which translates in 9,21 (euro)/MWh for entire customer portfolio. (*) Supply guarantees energy prices over the medium-long term (**) Contracts signed since 4Q05 (***) Energy prices are provisional and can be revised upwards at a later date

Customer portfolio performance overview Annualized sales evolution to customers on deregulated market reflects operators' two different commercial policies. ANNUALIZED (TWh b/c) Jun-05 Dec-05 Apr-06 TOTAL OTHER COMPETITOR 4 COMPETITOR 3 COMPETITOR 2 COMPETITOR 1 ENDESA 33.9 36.4% 32.0 34.5% 10.8 11.7% 5.0 5.4% 6.9 7.4% 4.4 4.7% 93.0 100.0% 34.2 38.0% 25.3 28.2% 12.5 13.9% 6.7 7.4% 6.8 7.6% 4.5 4.9% 90.0 100.0% 35.1 54.0% 8.6 13.2% 6.4 9.8% 8.8 13.6% 3.6 5.6% 2.5 3.8% 65.0 100.0% Sources: OMEL and ENDESA data

Impact avoided by ENDESA Abandoning the supply business would have had a net impact of -270 M(euro) for ENDESA in 2006 Estimation of the impact avoided by Endesa due to its commercial policy Jan-Feb. 2.006 + Revenue increase for selling energy to the pool vs. selling to customers Mar.-Dec. 2.006 -270 M(euro). -Revenue decrease for selling energy to distribution vs. selling to customers - Cancellation costs

Conclusions o Endesa is implementing a diversification policy allowing to meet its shareholder return commitment while reducing regulatory and market risk. o Other operators chose the apparently more profitable but higher risk option: the pool. o High pool prices have triggered a regulatory change (RDL 3/2006) modifying profitability of the energy sold to the pool by vertically-integrated generators in short term. o Commercial policy followed by Endesa has prevented losses of (euro)270M in 2006.

Forward looking statements This presentation contains certain "forward-looking statements" regarding anticipated financial and operating results and statistics and other future events. These statements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Endesa's control or may be difficult to predict. The principal assumptions underlying these forecasts and targets relate to economic, market and regulatory environment. In addition to other factors described under "Risk Factors" in our annual report on Form 20-F for the most recent fiscal year and in the Documento Registro de Acciones presently in force registered with the Comision Nacional de Valores, the following important factors could cause actual financial and operating results and statistics to differ materially from those expressed in our forward-looking statements: Materially adverse changes in economic or industry conditions generally or in our markets; the effect of existing regulations and regulatory changes; tariff reductions; the impact of any fluctuations in interest rates; the impact of fluctuations in exchange rates; the impact of more stringent regulations and the inherent environmental risks relating to our business operations; any delays in or failure to obtain necessary regulatory, antitrust and other approvals, or any conditions imposed in connection with such approvals; opposition or actions of partners, competitors and political or ethnic groups; adverse changes in the political and regulatory environment; adverse weather conditions; natural disasters, accidents or other unforeseen eventsNo assurance can be given that the forward-looking statements in this document will be realized. Except as may be required by applicable law, neither Endesa nor any of its affiliates intends to update these forward-looking statements. For all of these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

June 8, 2006 Endesa's supply strategy in the current regulatory and market environment General Management for Spain and Portugal

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: June 8th , 2006	By:	/s/ Álvaro Pérez de Lema
Name: Álvaro Pérez de Lema
Title: Manager of North America Investor Relations